UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

2 Amal Street
Afek Industrial Park
Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following press release is furnished hereto:

Exhibit No.	Description

99.1	Press release of Innoviz Technologies Ltd., dated November 10, 2021

The financial information included in condensed consolidated statements of operation, condensed consolidated balance sheets, and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-255511).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

Date: November 10, 2021	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer